Manufactured Housing Properties Inc.

126 Main Street

Pineville, NC 28134

April 13, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Stacie Gorman

Re:	Manufactured Housing Properties Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed March 22, 2021

File No. 024-11417

Ladies and Gentlemen:

We hereby submit the responses of Manufactured Housing Properties Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated April 6, 2021, providing the Staff’s comments with respect to the Company’s Amendment No 1 to Offering Statement on Form 1-A (as amended, the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Offering Statement on Form 1-A

The Offering

Closings of the offering, page 7

1.	We note your response to comment 6. Please revise to clearly disclose when you intend to conduct an initial closing. In this respect, please clarify what factors you will take into account when determining whether to conduct the initial closing and any closings thereafter, and describe the “conditions” to closing in more detail.

Response: We have revised the Offering Statement in accordance with the Staff’s comment.

U.S. Securities and Exchange Commission

April 13, 2021

Description of Securities

Series C Preferred Stock, page 45

2.	We note your response to comment 7. Please revise your offering circular to highlight in a prominent manner, such as in the offering summary on page 4, that the filing of the amendment to designate the Class C preferred shares is a condition to the issuance of the shares. In addition, we note that counsel has provided a legality opinion. Please advise as to how counsel considered the filing of the amendment to designate the shares in opining upon the legality of their issuance. Please refer to Section II.B.2.F of Staff Legal Bulletin 19 for additional guidance.

Response: We have filed the certificate of designation and revised the Offering Statement accordingly.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (980) 273-1702 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Manufactured Housing Properties Inc.

By:	/s/ Raymond Gee
Raymond Gee
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.